SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ______________
Commission file number: 001-13122
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Precision Strip, Inc. Retirement and Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Reliance Steel & Aluminum Co.
350 South Grand Avenue, Suite 5100
Los Angeles, California 90071

Precision Strip, Inc.
Retirement and Savings Plan

Note:	All schedules other than that listed above have been omitted because they are applicable or not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
Precision Strip, Inc. Retirement and Savings Plan
Minster, Ohio
We have audited the accompanying statements of net assets available for benefits of Precision Strip, Inc. Retirement and Savings Plan (Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements and supplemental schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2007, and delinquent participant contributions for the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ BDO Seidman, LLP
BDO Seidman, LLP
Los Angeles, California
June 30, 2008

Precision Strip, Inc.
Retirement and Savings Plan
Statements of Net Assets Available for Benefits

December 31,	2007	2006

Assets

Investments, at fair value:
Interest bearing cash	$106,287	$—
Money market fund	641,736	—
Mutual funds	96,375,743	87,165,808
Common collective trust	8,525,283	7,891,943
Reliance Steel & Aluminum Co. common stock	2,204,748	842,236
Participant loans	3,457,678	3,264,761

Total investments	111,311,475	99,164,748

Receivables:
Other receivables	26,649	—

Total receivables	26,649	—

Total Assets	111,338,124	99,164,748

Liabilities

Other accruals	17,579	—

Net assets available for benefits at fair value	111,320,545	99,164,748

Adjustment from fair value to contract value for the fully benefit-responsive investment contracts (common collective trust)	92,648	79,319

Net assets available for benefits	$111,413,193	$99,244,067

See accompanying notes to financial statements.

Precision Strip, Inc.
Retirement and Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2007

Additions

Investment income:
Interest and dividends	$5,752,214
Net appreciation in fair value of investments	2,083,587

Total investment income	7,835,801

Contributions:
Employer, net of forfeitures	4,846,207
Participant	3,447,704

Total contributions, net	8,293,911

Total additions	16,129,712

Deductions

Benefits paid to participants and beneficiaries	3,939,627
Administrative fees	20,959

Total deductions	3,960,586

Net increase	12,169,126

Net assets available for benefits, beginning of year	99,244,067

Net assets available for benefits, end of year	$111,413,193

See accompanying notes to financial statements.

Precision Strip, Inc.
Retirement and Savings Plan
Notes to Financial Statements

1.	Description of the Plan	The following brief description of the Precision Strip, Inc. (the “Company”) Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan providing retirement benefits covering substantially all employees who meet certain eligibility requirements of Precision Strip, Inc., a wholly-owned subsidiary of Reliance Steel & Aluminum Co., and Precision Strip Transport, Inc., a wholly-owned subsidiary of Precision Strip, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the Precision Strip Retirement and Savings Plan Administrative Committee (“Plan Administrator”).

Participation

Each employee is eligible to participate on the first entry date (first day of each Plan calendar quarter) after the completion of three months of service.

Contributions

For the year ended December 31, 2007, participants had the opportunity to contribute up to 50% of their annual compensation to the Plan, subject to federal limitations. Company profit sharing contributions are discretionary. The Plan requires employees to complete a year of service before being eligible to receive the employer contribution. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Precision Strip, Inc.
Retirement and Savings Plan
Notes to Financial Statements

1.	Description of the Plan (Continued)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, employer contributions and allocation of investment earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants may direct the investment of their account balances into various investment funds offered by the Plan.

Vesting

Participants are immediately vested in all employee contributions plus actual earnings thereon.

Employer profit sharing contributions and any earnings thereon will be vested in accordance with the following schedule:

Years of Service	Percentage

Less than 3	—
3	30%
4	40%
5	60%
6	80%
7	100%

In accordance with the Pension Protection Act of 2006, the vesting schedule changed effective January 1, 2007, as follows:

Years of Service	Percentage

Less than 2	—
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Precision Strip, Inc.
Retirement and Savings Plan
Notes to Financial Statements

1.	Description of the Plan (Continued)	Payment of Benefits

On termination of service, a participant receives a lump sum amount equal to the vested value of his or her account, or upon death, disability or retirement, may elect to receive a lump sum amount or monthly installments. Other withdrawals from participants’ account balances may be made under certain circumstances, as defined in the Plan document.

Forfeitures

Forfeitures from nonvested participant accounts are generally used to reduce future Company contributions. During the year ended December 31, 2007, forfeitures of approximately $90,550 were used to reduce the Company’s contributions. Forfeited non-vested accounts totaled $3,359 and $7,435 at December 31, 2007 and 2006, respectively.

Participant Loans

Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loans to participants are secured by the respective participant’s vested account balance and are subject to interest charges. Interest rates applicable to participant loans are determined by the Plan Administrator on the first day of each calendar quarter based on prevailing market rates. Loans are repayable ratably through periodic payroll deductions over a term not exceeding five years, or ten years for loans used for the purchase of a primary residence. Interest rates on outstanding loans as of December 31, 2007 ranged from 5.25% to 9.50%. Principal and interest is paid ratably through payroll deductions.

Administrative Expenses

Non-investment costs and administrative expenses of the Plan are paid by the Company which is a party-in-interest. These expenses, which are not reflected in the accompanying financial statements, constitute exempt party-in-interest transactions under ERISA.

Precision Strip, Inc.
Retirement and Savings Plan
Notes to Financial Statements

1.	Description of the Plan (Continued)	Loan establishment, loan maintenance and short-term trading fees are paid by the Plan and all other investment expenses are offset against the related investment income. Fees paid by the Plan to the custodian for administrative expenses amounted to $20,959 for the year ended December 31, 2007.

2.	Summary of Significant Accounting Policies	Basis of Presentation The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in the Fidelity Managed Income Portfolio which is a common collective trust. It invests in fully benefit-responsive investment contracts issued by insurance companies and other financial institutions, and in fixed income securities (see Investment Valuation and Income Recognition). The Plan’s Statements of Net Assets Available for Benefits present the fair value of these investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

New Accounting Pronouncements

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of SFAS No. 157 will have on the Plan’s financial statements.

Precision Strip, Inc.
Retirement and Savings Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)	Investment Valuation and Income Recognition

The Plan’s investments in registered investment companies (mutual funds) and in common stock are stated at fair value based on the quoted market price of the funds and common stock, which represents the net asset value of the shares held by the Plan at year end. The common collective trust is stated at fair value based upon the value of the underlying investments and then adjusted to contract value as described below. Participant loans are stated at cost, which approximates fair value because the loans bear interest at rates commensurate with loans of similar credit quality and duration as of year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on ex-dividend date.

In determining the net assets available for benefits, the Fidelity Managed Income Portfolio is included in the Plan’s financial statements at contract value, which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. In accordance with U.S. generally accepted accounting principles, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as net appreciation in fair value of investments.

Precision Strip, Inc.
Retirement and Savings Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)	Risks and Uncertainties

The Plan provides various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the financial statements.

The Plan provides investment options that hold securities of foreign companies, which may involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Use of Estimates

The preparation of the financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Precision Strip, Inc.
Retirement and Savings Plan
Notes to Financial Statements

3.	Investments	Participants may invest in certain investments offered by Fidelity Management Trust Company, the custodian of the Plan, including a unitized common stock fund containing common stock of Reliance Steel & Aluminum Co. and interest bearing cash. At December 31, 2007 and 2006, the Plan held 174,369 and 87,278 unitized shares of Reliance Steel & Aluminum Co. stock fund with fair values of $2,297,108 and $842,236, respectively. As of December 31, 2007 and 2006, the Reliance Steel & Aluminum Co. stock fund consisted of 40,678 and 21,387 shares, respectively, of Reliance Steel & Aluminum Co. common shares valued at $2,204,748 and $842,236, respectively. Also, at December 31, 2007 the fund contained interest bearing cash of approximately $106,287, other receivables of approximately $3,652 and liabilities of $17,579.

For risks and uncertainties regarding investment in Reliance Steel & Aluminum Co. common stock, participants should refer to the Reliance Steel & Aluminum Co. Annual Report on Form 10-K for the year ended December 31, 2007.

The fair values of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2007, are as follows:

December 31,	2007	2006

Mutual Funds:
Fidelity Dividend Growth Fund	$20,735,614	$22,939,499
Spartan U.S. Equity Index Fund	19,804,113	20,487,126
Baron Asset Fund	14,122,312	13,622,682
Fidelity Diversified International	10,779,825	8,938,279
Fidelity Puritan Fund	6,920,152	7,489,136
Janus Twenty Fund	5,723,499	5,004,361

Common Collective Trust:
Fidelity Managed Income Portfolio	8,525,283	7,891,943

Precision Strip, Inc.
Retirement and Savings Plan
Notes to Financial Statements

3.	Investments (Continued)	During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,083,587 as follows:

Amount

Mutual funds	$1,734,255
Reliance Steel & Aluminum Co. common stock	349,332

Total	$2,083,587

4.	Related Party Transactions	Certain Plan investments are shares of mutual funds and a common collective trust managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee and custodian as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

5.	Income Tax Status	The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated October 9, 2003 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since receipt of the IRS opinion letter, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.	Plan Termination	Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Precision Strip, Inc.
Retirement and Savings Plan
Notes to Financial Statements

7.	Reconciliation of Financial Statements to Form 5500	The following is a reconciliation of net assets available for benefits as reported on Form 5500 with that reported in the accompanying financial statements:

December 31,	2007	2006

Net assets available for benefits as reported on Form 5500	$111,320,545	$99,164,748
Adjustments from fair value to contract value for the fully benefit-responsive investment contracts (common collective trust)	92,648	79,319

Net assets available for benefits as reported on accompanying financial statements	$111,413,193	$99,244,067

The following is a reconciliation of the changes in net assets available for benefits as reported on Form 5500 with that reported in the accompanying financial statements:

Year ended December 31,	2007

Total investment income as reported on Form 5500	$7,822,472

Investments:
Adjustment from fair value to contract value for the fully benefit-responsive investment contracts (common collective trust):
Beginning of period	(79,319)
End of period	92,648

Total investment income as reported on the accompanying financial statements	$7,835,801

Precision Strip, Inc.
Retirement and Savings Plan
Notes to Financial Statements

8.	Nonexempt Transactions	As reported on the Form 5500, Schedule H, Line 4a — Schedule of Delinquent Participant Contributions, certain participant contributions were not remitted to the Plan within the time frame specified by the U.S. Department of Labor (DOL) Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company during the 2007 and 2006 Plan years. Late remittances amounted to $6,474,725 and the lost earnings amounted to $22,997, as calculated in accordance with the DOL’s Voluntary Fiduciary Corrective Program. The Company will be remitting the lost earnings to the participant accounts in July 2008.

Supplemental Schedules

Precision Strip, Inc.
Retirement and Savings Plan
Schedule of Assets (Held at End of Year)
December 31, 2007
Employer Identification Number: 34-1207681
Plan Number: 001
Form: 5500

		(c)
		Description of Investment, including
	(b)	Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value

	Mutual Funds:
*	Fidelity Investments	Fidelity Dividend Growth Fund	a	$20,735,614
*	Fidelity Investments	Spartan U.S. Equity Index Fund	a	19,804,113
	Baron Funds	Baron Asset Fund	a	14,122,312
*	Fidelity Investments	Fidelity Diversified International Fund	a	10,779,825
*	Fidelity Investments	Fidelity Puritan Fund	a	6,920,152
	Janus Funds	Janus Twenty Fund	a	5,723,499
	PIMCO	PIMCO Total Return Fund	a	3,881,910
*	Fidelity Investments	Fidelity Equity Income Fund	a	2,963,818
*	Fidelity Investments	Fidelity Freedom 2030 Fund	a	1,356,506
*	Fidelity Investments	Fidelity Freedom 2035 Fund	a	1,214,196
	American Funds	American Funds Growth Fund of America R4	a	1,168,732
*	Fidelity Investments	Fidelity Freedom 2025 Fund	a	1,083,316
*	Fidelity Investments	Fidelity Freedom 2040 Fund	a	891,654
*	Fidelity Investments	Fidelity Freedom 2020 Fund	a	771,228
	American Beacon	American Beacon Large Cap Value Fund	a	758,201
*	Fidelity Investments	Fidelity Value Fund	a	751,553
*	Fidelity Investments	Fidelity Freedom 2050 Fund	a	553,813
	Neuberger Berman	Neuberger & Berman Genesis Trust Fund	a	516,408
*	Fidelity Investments	Fidelity Freedom 2010 Fund	a	440,250
	The Harford Mutual Funds	The Hartford International Small Company Fund	a	323,482
	Morgan Stanley	MAS Mid-Cap Growth Portfolio Fund	a	316,673
*	Fidelity Investments	Fidelity Freedom 2045 Fund	a	304,789
*	Fidelity Investments	Fidelity Mid Cap Stock Fund	a	249,696
*	Fidelity Investments	Fidelity Freedom 2015 Fund	a	238,047
	The Royce Funds	Royce Opportunity Fund	a	186,496
*	Fidelity Investments	Fidelity Fund	a	163,354
*	Fidelity Investments	Spartan Total Market Index Fund	a	89,441
*	Fidelity Investments	Fidelity Freedom Income Fund	a	32,806
*	Fidelity Investments	Fidelity Freedom 2000 Fund	a	22,067
*	Fidelity Investments	Fidelity Freedom 2005 Fund	a	11,792

		Total mutual funds		$96,375,743

Precision Strip, Inc.
Retirement and Savings Plan
Schedule of Assets (Held at End of Year)
December 31, 2007
Employer Identification Number: 34-1207681
Plan Number: 001
Form: 5500

		(c)
		Description of Investment,
	(b)	including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value

	Common Collective Trust:
*	Fidelity Investments	Fidelity Managed Income Portfolio	a	$8,525,283

	Interest bearing cash
*	Fidelity Investments	Cash	a	106,287

	Money market fund
*	Fidelity Investments	Fidelity Retirement Money Market Portfolio Fund	a	641,736

	Common Stock:
*	Reliance Steel & Aluminum Co.	Common stock	a	2,204,748

	Loans:
*	Participant loans	Loans to participants, secured by participant balances, with interest rates ranging from 5.25% to 9.50%, maturities from 2008 to 2016	—	3,457,678

		Total Investments		$111,311,475

* — A party in interest as defined by ERISA.

a — The cost of participant-directed investments is not required to be disclosed.

Precision Strip, Inc.
Retirement and Savings Plan
Schedule H, line 4a — Schedule of Delinquent
Participant Contributions — Year Ended December 31, 2007
Employer Identification Number: 34-1207681
Plan Number: 001
Form: 5500

Total that Constitute
Participant Contributions	Nonexempt Prohibited
Transferred Late to Plan	Transactions

$6,474,725	$6,474,725

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Precision Strip, Inc. Retirement and Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PRECISION STRIP, INC. RETIREMENT AND SAVINGS PLAN

Dated: June 30, 2008	By:	/s/ Karla Lewis
Karla Lewis
Member of the Precision Strip, Inc. Retirement and Savings Plan Committee